Butterfield Reports Third Quarter 2022 Results

Financial highlights for the third quarter of 2022:
•Net income of $57.4 million, or $1.15 per share, and core net income1 of $57.6 million, or $1.16 per share
•Return on average common equity of 28.5% and core return on average tangible common equity1 of 31.6%
•Net interest margin of 2.59%, cost of deposits of 0.34%
•Board declares dividend for the quarter ended September 30, 2022 of $0.44 per share
•Announced acquisition of Credit Suisse Trust business in Singapore, Guernsey and the Bahamas

Hamilton, Bermuda - October 31, 2022: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended September 30, 2022.
Net income for the third quarter of 2022 was $57.4 million, or $1.15 per diluted common share, compared to net income of $49.1 million, or $0.99 per diluted common share, for the previous quarter and $39.8 million, or $0.80 per diluted common share, for the third quarter of 2021. Core net income1 for the third quarter of 2022 was $57.6 million, or $1.16 per diluted common share, compared to $50.2 million, or $1.01 per diluted common share, for the previous quarter and $40.0 million, or $0.80 per diluted common share, for the third quarter of 2021.
The core return on average tangible common equity1 for the third quarter of 2022 was 31.6%, compared to 27.8% for the previous quarter and 17.9% for the third quarter of 2021. The core efficiency ratio1 for the third quarter of 2022 was 57.0% compared with 60.2% in the previous quarter and 66.3% for the third quarter of 2021.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, "The Bank posted solid results for the third quarter of 2022, as we continued to demonstrate resilient non-interest income in our chosen operating jurisdictions, while remaining well positioned for the rising interest rate environment. Butterfield remains asset sensitive, which we expect will continue to benefit the Bank during this period of rising market interest rates.
"We regularly monitor and review credit quality in our loan book and, at this point in the cycle, we have not seen any significant signs of credit stress. A number of mortgage customers have moved their facilities from floating rate to fixed rate over the past six months, protecting their cash flow and improving the credit quality of our loan portfolio. As anticipated, we saw deposit levels decrease due to clients investing their funds and the strengthening of the US dollar.
"During the quarter, we announced the acquisition of the Credit Suisse trust business in Singapore, Guernsey and the Bahamas. This strategic transaction will position Butterfield as one of the largest private client trust companies in Singapore. Importantly, this acquisition allows Butterfield to review and selectively acquire each individual trust
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

client in accordance with our risk appetite, without the requirement to purchase legal entities. We look forward to welcoming our new clients and staff as we integrate the business during the first half of next year.”
Net income increased in the third quarter of 2022 versus the prior quarter principally due to a higher interest rate environment and lower non-interest expenses, offset by lower non-interest income and a provision for future expected credit losses due to decreasing macroeconomic forecasts and net new loan originations.
Net interest income (“NII”) for the third quarter of 2022 was $91.2 million, an increase of $9.2 million, compared with NII of $82.0 million in the previous quarter and up $15.5 million from $75.7 million in the third quarter of 2021. NII continued to increase during the third quarter of 2022 compared to the prior quarter, primarily due to higher margins on interest earning assets, which were partially offset by higher deposit costs, particularly in the more competitive Channel Islands markets. Compared to the third quarter of 2021, NII has increased due to higher yields on assets, which were moderated by lower interest earning asset volumes during the third quarter of 2022.
Net interest margin (“NIM”) for the third quarter of 2022 was 2.59%, an increase of 33 basis points from 2.26% in the previous quarter and up 62 basis points from 1.97% in the third quarter of 2021. NIM in the third quarter of 2022 was higher than the prior quarter and third quarter of 2021 primarily due to increased market interest rates and a higher yielding asset mix.
Non-interest income for the third quarter of 2022 of $49.9 million was $1.9 million lower than the $51.8 million earned in the previous quarter and $0.9 million higher than $49.0 million in the third quarter of 2021. Non-interest income during the third quarter of 2022 decreased compared to the prior quarter primarily due to lower other non-interest income, which included the scheduled recognition of unclaimed assets in the second quarter of 2022, as well as lower revenues from trust, due to a decrease in activity based project fees. Non-interest income was elevated in the third quarter of 2022 compared to the third quarter of 2021 due to higher banking fees as some corporate clients amended lending agreements, which resulted in fee assessments.
Non-interest expenses were $82.0 million in the third quarter of 2022, compared to $83.0 million in the previous quarter and $84.4 million in the third quarter of 2021. Core non-interest expenses1 of $81.8 million in the third quarter of 2022 were relatively consistent with the $81.9 million incurred in the previous quarter and lower than the $84.2 million incurred in the third quarter of 2021. Compared to the third quarter of 2021, non-interest expenses were lower due to decreased technology and communications costs resulting from the third quarter of 2021 including depreciation of legacy banking system which became fully depreciated in the fourth quarter of 2021.
Period end deposit balances were lower at $12.5 billion, compared to December 31, 2021 at $13.9 billion due to the anticipated normalization of pandemic-related elevated deposit levels, as well as the impact of foreign exchange translation of non-US dollar deposits following the strengthening of the US dollar. Customer withdrawals represent 57% of the decrease in deposits whilst the strengthening of US dollar's impact on non-US dollar balances represents 43% of the change.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on November 28, 2022 to shareholders of record on November 14, 2022.
The current total regulatory capital ratio as at September 30, 2022 was 22.7% as calculated under Basel III, compared to 21.2% as at December 31, 2021. Both of these ratios remain significantly above the minimum Basel III regulatory requirements applicable to the Bank.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2022	June 30, 2022	September 30, 2021
Non-interest income	49.9	51.8	49.0
Net interest income before provision for credit losses	91.2	82.0	75.7
Total net revenue before provision for credit losses and other gains (losses)	141.1	133.8	124.7
Provision for credit recoveries (losses)	(0.8)	(0.7)	—
Total other gains (losses)	0.1	0.1	0.3
Total net revenue	140.4	133.2	125.0
Non-interest expenses	(82.0)	(83.0)	(84.4)
Total net income before taxes	58.4	50.2	40.6
Income tax benefit (expense)	(0.9)	(1.1)	(0.8)
Net income	57.4	49.1	39.8

Net earnings per share
Basic	1.16	0.99	0.80
Diluted	1.15	0.99	0.80

Per diluted share impact of other non-core items [1]	0.01	0.02	—
Core earnings per share on a fully diluted basis [1]	1.16	1.01	0.80

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,847	49,772	49,883

Key financial ratios
Return on common equity	28.5%	24.5%	16.2%
Core return on average tangible common equity [1]	31.6%	27.8%	17.9%
Return on average assets	1.6%	1.3%	1.0%
Net interest margin	2.59%	2.26%	1.97%
Core efficiency ratio [1]	57.0%	60.2%	66.3%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2022	December 31, 2021
Cash due from banks	1,485	2,180
Securities purchased under agreements to resell	349	96
Short-term investments	646	1,199
Investments in securities	5,805	6,237
Loans, net of allowance for credit losses	4,992	5,241
Premises, equipment and computer software, net of accumulated depreciation	144	139
Goodwill and intangibles, net	72	86
Accrued interest and other assets	206	158
Total assets	13,699	15,335

Total deposits	12,461	13,870
Accrued interest and other liabilities	311	316
Long-term debt	172	172
Total liabilities	12,944	14,358
Common shareholders’ equity	755	977
Total shareholders' equity	755	977
Total liabilities and shareholders' equity	13,699	15,335

Key Balance Sheet Ratios:	September 30, 2022	December 31, 2021
Common equity tier 1 capital ratio[1]	18.9%	17.6%
Tier 1 capital ratio[1]	18.9%	17.6%
Total capital ratio[1]	22.7%	21.2%
Leverage ratio[1]	6.4%	5.6%
Risk-Weighted Assets (in $ millions)	4,780	5,101
Risk-Weighted Assets / total assets	34.9%	33.3%
Tangible common equity ratio	5.0%	5.8%
Book value per common share (in $)	15.21	19.83
Tangible book value per share (in $)	13.76	18.08
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.5%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED SEPTEMBER 30, 2022 COMPARED WITH THE QUARTER ENDED JUNE 30, 2022

Net Income
Net income for the quarter ended September 30, 2022 was $57.4 million, up $8.3 million from $49.1 million in the prior quarter.
The $8.3 million increase in net income in the quarter ended September 30, 2022 compared to the previous quarter was due principally to the following:
•$9.2 million increase in net interest income before provision for credit losses, driven by the continued impact of higher market interest rates across the yield curve, which was partially offset by higher deposit costs, predominantly in the Channel Islands; and
•$1.9 million decrease in non-interest income due to the recognition of long-held unclaimed customer check and draft balances being recognized in revenue in Q2 2022 which did not re-occur.

Non-Core Items1
Non-core items resulted in a net expense of $0.2 million in the third quarter of 2022. Non-core items for the quarter mainly relate to the costs associated with the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2022 COMPARED WITH DECEMBER 31, 2021
Total Assets
Total assets of the Bank were $13.7 billion at September 30, 2022, a decrease of $1.6 billion from December 31, 2021. The Bank maintained a highly liquid position at September 30, 2022, with its $8.3 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 60.5% of total assets, compared with 63.3% at December 31, 2021.
Loans Receivable
The loan portfolio totaled $5.0 billion at September 30, 2022, which was $0.2 billion lower than December 31, 2021 balances. The decrease was driven by the Channel Islands and UK segment as a result of a decrease in the GBP/USD foreign exchange rate and partially offset by the extension of a government facility in the Cayman Islands.
Allowance for credit losses at September 30, 2022 totaled $25.1 million, a decrease of $3.0 million from $28.1 million at December 31, 2021. The movement was driven by a decrease in non-accrual loans, net paydowns, slightly weaker economic forecasts and foreign exchange movements in the portfolio. This was partially offset by the extension of a large, long-term government facility in the Cayman Islands.
The loan portfolio represented 36.4% of total assets at September 30, 2022 (December 31, 2021: 34.2%), while loans as a percentage of total deposits increased to 40.1% at September 30, 2022 from 37.8% at December 31, 2021. The increase in both ratios were attributable principally to a decrease in deposit balances at September 30, 2022 driven by the expected withdrawal of some pandemic-related deposits as well as the impact of the strengthening US dollar on non-US dollar denominated balances.
As of September 30, 2022, the Bank had gross non-accrual loans of $60.9 million, representing 1.2% of total gross loans, a decrease of $0.1 million from $61.0 million, or 1.2% of total loans, at December 31, 2021. The decrease in non-accrual loans was driven by a number of Bermuda residential mortgages improving to current status and partially offset by a few residential mortgages in the Channel Islands and UK segment moving into non-accrual.
Other real estate owned (“OREO”) increased by $0.4 million from December 31, 2021 to $1.1 million due to the foreclosure of two loans in the Bermuda and Channel Islands and UK segments and which was partially offset by the sale of a property in Bermuda.
Investment in Securities
The investment portfolio was $5.8 billion at September 30, 2022, down $0.4 billion from $6.2 billion at December 31, 2021. The movement was driven by the increase in total net unrealized losses on the available-for-sale portfolio that is carried at fair value.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield increased to 1.94% during the quarter ended September 30, 2022 from 1.89% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $240.1 million, compared with total net unrealized losses of $21.8 million at December 31, 2021, as a result of rising long-term US dollar interest rates. No credit losses have been noted as at September 30, 2022.
Deposits
Average deposits were $13.0 billion for the quarter ended September 30, 2022, a decrease of $0.6 billion compared to the previous quarter, while period end balances as at September 30, 2022 were $12.5 billion, a decrease of $1.4 billion compared to December 31, 2021.

Average Balance Sheet2

	For the three months ended
	September 30, 2022			June 30, 2022			September 30, 2021
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	2,818.4	10.0	1.40	3,364.5	4.2	0.50	4,210.8	0.4	0.03
Investment in securities	6,007.3	29.4	1.94	6,143.9	29.0	1.89	5,785.6	25.8	1.77
Available-for-sale	2,140.1	8.5	1.58	2,759.9	9.6	1.40	3,061.0	12.1	1.57
Held-to-maturity	3,867.3	20.9	2.14	3,384.0	19.3	2.29	2,724.6	13.7	2.00
Loans	5,123.1	65.3	5.05	5,066.9	56.5	4.48	5,247.2	55.8	4.22
Commercial	1,523.3	20.8	5.41	1,455.3	17.3	4.76	1,599.5	18.1	4.50
Consumer	3,599.8	44.5	4.90	3,611.6	39.3	4.36	3,647.7	37.7	4.10
Interest earning assets	13,948.9	104.6	2.98	14,575.4	89.7	2.47	15,243.6	82.0	2.13
Other assets	369.1			359.1			374.8
Total assets	14,317.9			14,934.5			15,618.4
Liabilities
Deposits	9,939.5	(11.1)	(0.44)	10,590.3	(5.4)	(0.20)	11,198.4	(3.9)	(0.14)
Long-term debt	172.1	(2.4)	(5.53)	172.0	(2.4)	(5.60)	171.7	(2.4)	(5.55)
Interest bearing liabilities	10,111.7	(13.5)	(0.53)	10,762.3	(7.8)	(0.29)	11,370.1	(6.3)	(0.22)
Non-interest bearing current accounts	3,074.6			2,997.8			2,959.0
Other liabilities	256.2			300.8			282.3
Total liabilities	13,442.4			14,061.0			14,611.4
Shareholders’ equity	875.5			873.6			1,007.0
Total liabilities and shareholders’ equity	14,317.9			14,934.5			15,618.4
Non-interest bearing funds net of non-interest earning assets (free balance)	3,837.2			3,813.1			3,873.5
Net interest margin		91.2	2.59		82.0	2.26		75.7	1.97
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $104.4 billion and $30.5 billion, respectively, at September 30, 2022, while assets under management were $4.8 billion at September 30, 2022. This compares with $106.4 billion, $36.8 billion and $5.5 billion, respectively, at December 31, 2021.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2022	June 30, 2022	September 30, 2021
Net income	57.4	49.1	39.8
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	1.0	—
Tax compliance review costs	0.2	—	0.1
Settlement of client related tax inquiry	—	—	0.1
Total non-core expenses	0.2	1.1	0.2
Total non-core items	0.2	1.1	0.2
Core net income	57.6	50.2	40.0

Average common equity	799.0	804.6	975.4
Less: average goodwill and intangible assets	(75.1)	(80.0)	(89.1)
Average tangible common equity	723.9	724.6	886.2
Core earnings per share fully diluted	1.16	1.01	0.80
Return on common equity	28.5%	24.5%	16.2%
Core return on average tangible common equity	31.6%	27.8%	17.9%

Shareholders' equity	754.9	802.4	973.9
Less: goodwill and intangible assets	(71.9)	(77.5)	(87.3)
Tangible common equity	683.0	725.0	886.6
Basic participating shares outstanding (in millions)	49.6	49.6	49.5
Tangible book value per common share	13.76	14.61	17.92

Non-interest expenses	82.0	83.0	84.4
Less: non-core expenses	(0.2)	(1.1)	(0.2)
Less: amortization of intangibles	(1.4)	(1.4)	(1.5)
Core non-interest expenses before amortization of intangibles	80.4	80.5	82.7
Core revenue before other gains and losses and provision for credit losses	141.1	133.8	124.7
Core efficiency ratio	57.0%	60.2%	66.3%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, November 1, 2022 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-ALL

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com